08029450

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dakota Securities International, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Datran Center, 9100 S. Dadeland Blvd., Ste. 903
(No. and Street)

Miami	FL	33156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney & Co., CPAs, LLC
(Name – *if individual, state last, first, middle name*)

2419 E. Commercial Blvd., Ste. 302 Ft. Lauderdale, FL 33308
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

SEC Mail Processing Section
MAR 04 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/24

OATH OR AFFIRMATION

I, Bruce Zipper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dakota Securities International, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

ANGELA RANDALL
Notary Public - State of Florida
My Comm. Expires Jun 28, 2011
Commission # DD 690657
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAKOTA SECURITIES INTERNATIONAL, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007
AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DAKOTA SECURITIES INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

TABLE OF CONTENTS

SWEENEY & COMPANY
CPAs, LLC
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholders and Board of Directors
Dakota Securities International, Inc.

We have audited the accompanying statement of financial condition of Dakota Securities International, Inc., as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dakota Securities International, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly represented in all material respects in relation to the basic financial statements taken as a whole.

February 21, 2008

Sweeney & Company, CPAs, LLC

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone (954) 202-9902 Facsimile (954) 202-9903

DAKOTA SECURITIES INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
Cash	$	22,407
Commissions due from clearing organization		7,063
Due from Shareholder		5,050
Prepaid expenses		14,096
Property and equipment, net		40,737
Other assets		3,496
	$	92,849
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable	$	6,506
Commissions payable		197
Accrued expenses		2,423
Total liabilities		9,126
Stockholders' equity:		
Common stock, par value $.01 per share, authorized and issued 10,000 shares		100
Additional paid-in capital		97,215
Accumulated deficit		(13,592)
Total stockholders' equity		83,723
	$	92,849

The accompanying notes are an integral part of these financial statements

DAKOTA SECURITIES INTENATIONAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions	$	660,652
Interest and dividends		4,017
Other income		35,000
Total revenues		699,669
Expenses:		
Employee compensation and benefits		193,649
Clearing and execution costs		92,505
Communications and data processing		12,689
Occupancy		13,167
Other expenses		384,798
Total expenses		696,808
Net income	$	2,861

The accompanying notes are an integral part of these financial statements

DAKOTA SECURITIES INTERNATIONAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common stock				Additional paid-in capital		Accumulated deficit		Total stockholders' equity
	Shares		Amount						
Balance, January 1, 2007	100	$	100	$	97,215	$	(16,453)	$	80,862
Net income							2,861		2,861
Balance, December 31, 2007	100	$	100	$	97,215	$	(13,592)	$	83,723

The accompanying notes are an integral part of these financial statements

DAKOTA SECURITIES INTENATIONAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income	$	2,861
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation		8,917
Change in assets and liabilities:		
(Increase) decrease:		
Commissions due from clearing organization		13,229
Prepaid expenses		(8,105)
Other assets		0
Increase (decrease):		
Accounts payable		2,121
Commissions payable		(5,911)
Accrued expenses		1,058
Total cash used by operating activities		14,170
Cash flows from investing activities:		
Purchase of property & equipment		(30,792)
Total cash provided by financing activities		(30,792)
Net increase in cash		(16,622)
Cash at beginning of year		44,079
Cash at end of year	$	27,457

The accompanying notes are an integral part of these financial statements

1. BUSINESS

Dakota Securities International, Inc. (the "Company"), was incorporated in Florida on January 9, 2004. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company conducts a full service brokerage operation in Miami, Florida. The Company is an introducing broker dealer and all securities transactions are cleared through its clearing broker dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities transactions – Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Property and equipment – Property and equipment are recorded at cost. Depreciation of property and equipment are provided utilizing the straight line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

Fair value of financial instruments – The financial instruments of the Company consisting of commissions dues from clearing organization, accounts payable, and accrued expenses are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

Commissions and fees –Commissions and fees include revenues generated from transactional fees charged to customers. Commissions and fees also include mutual fund transaction sales commissions and trailer fees, which are periodic fees paid mutual funds as an incentive to keep assets invested with them over time.

Advertising – Advertising costs are expensed as incurred.

Income taxes - The Company, with the consent of its stockholders, elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

3. COMMISSIONS DUE FROM CLEARING ORGANIZATION

Commissions due from clearing organization were $7,063 at December 31, 2007.

4. DUE FROM SHAREHOLDER

Advance to shareholder was $5,050 at December 31, 2007.

5. PROPERTY AND EQUIPMENT

At December 31, 2007, property and equipment consisted of the following:

		Estimated useful lives
Equipment	$ 27,767	3-5 years
Furniture and fixtures	13,345	7 years
Leasehold improvements	11,711	3 years
Software	12,877	3 years
	65,700	
Less accumulated depreciation	(24,963)	
	$ 40,737	

Depreciation expense charged to income was $8,917 in 2007.

6. COMMITMENTS AND CONTINGENCIES

The securities industry is subject to extensive regulation under Federal, state and applicable international laws. As a result, the Company is required to comply with many complex laws and rules and its ability to Comply is dependent in large part upon the establishment and maintenance of a qualified compliance system. From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitration and administrative claims involving securities and other matters. The Company is also subject to periodic regulatory audits and inspections. Compliance and trading problems are reported to regulators, such as the SEC, the NYSE, the NASD or the OTS by dissatisfied customers or others and are investigated by such regulators, and any, if pursued, result in formal claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business.

Operating lease

The Company leases office space under a lease that expires August 2008. Aggregate annual base rents at December 31, 2007 are as follows:

2008	$25,988

Rent expense including operating expenses was $27,167 for the year ended December 31, 2007. The Company was reimbursed $14,000 for rent expenses.

7. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital equal to $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of $34,440, which was $29,440 in excess of its required net capital of $5,000.

8. OFF BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities as principal for its own account and on behalf of its customers. If either the customer or a broker dealer fails to perform, the Company could be required to discharge the obligations of the non-performing party. In these circumstances, the Company could sustain a loss of market value if the security contract is different from the contract value of the transaction.

Retail customer transactions are cleared through the clearing organization on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing organization may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the Clearing organization or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

DAKOTA SECURITIES INTENATIONAL, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Computation of Net Capital

Total stockholder's equity qualified for net capital	$	83,723
Deductions:		
Non-allowable assets:		63,379
Net capital before haircuts on securities positions		20,344
Haircut		-
Net capital		20,344
Minimum net capital required (6-2/3% of aggrigate indebtedness)		609
Minimum dollar net capital required		5,000
Net capital requirement (greater of two minumum requirements)		5,000
Excess net capital	$	15,344

Aggregate Indebtedness:

Total aggregated indebtedness included in Statement of Financial Condition	$	9,126
Ratio of aggregated indebtedness to net capital		45%

Reconciliation:

Net capital, per page 10 of the December 31, 2007 unaudited Focus IIA Report, as filed	$	20,344
Net audit adjustments		-
Net capital, per December 31, 2007 audited report, as filed	$	20,344

DAKOTA SECURITIES INTERNATIONAL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c-3-3
AS OF DECEMBER 31, 2007

Dakota Securities International, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

SWEENEY & COMPANY
CPAs, LLC
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Dakota Securities International, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Dakota Securities International, Inc. for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Coral Ridge Financial Center
2419 East Commercial Blvd., Suite 302, Fort Lauderdale, FL 33308
Telephone (954) 202-9902 Facsimile (954) 202-9903

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, the accounting system and control activities that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Dakota Securities International, Inc. for the year ended December 31, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish the objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be or should not be used by anyone other than these specified parties.

February 21, 2008

END